EXHIBIT 3.1

ARTICLES OF INCORPORATION
OF
ADS MEDIA GROUP, INC.
(With Conforming Amendments Through January 31, 2007)

       We, the undersigned natural persons of the age of 21 years or more acting as incorporators of a corporation under the Utah Business Corporation Act, adopt the following Articles of Incorporation for such corporation.

ARTICLE I

The name of the corporation shall be ADS MEDIA GROUP, INC.

ARTICLE II

The period of its duration shall be perpetual.

ARTICLE III

       The purposes for which the corporation is organized are: To engage in any business, investment or other pursuit or activity, whether retail or wholesale, whether commercial or industrial, or whether mining, milling, or manufacturing, and including the development of real estate; and to perform any and all other lawful acts of purposed as are or may be granted to corporate entities under the laws of the State of Utah or any other state or foreign country. The corporation may conduct its business anywhere within the Stat of Utah and may have branch offices within the State or in any of the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed. The specific purpose of the corporation is for a magazine.

ARTICLE IV
CAPITALIZATION

The Corporation is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. The Corporation is also authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share. The Board of Directors of the Company shall establish the specific terms, rights, voting privileges and preferences of such preferred stock, or any series thereof; provided, that issuance of nonvoting equity securities is prohibited. Cumulative voting by the shareholders of the Corporation at any election for Directors is prohibited.

                 Effective January 15, 2007, (the "Effective Time"), each five shares of the Corporation's common stock, par value $.001 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into one share of new common stock, par value $0.001 per share, of the Corporation. No fractional shares will be issued and, in lieu thereof, the holding of each holder of common shares who would be entitled to receive a fractional share shall have their holdings rounded up to the next whole share of common stock.

                 Effective January 15, 2007, each five of the Corporation's preferred stock, par value $.001 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into one share of new preferred stock, par value $0.001 per share, of the Corporation. No fractional shares will be issued and, in lieu thereof, the holding of each holder of common shares who would be entitled to receive a fractional share shall have their holdings rounded up to the next whole share of common stock.

ARTICLE V

The corporation shall not commence business until at least $1,000 has been received by it as consideration for the issuance of shares.

ARTICLE VI

       The principal place of business and the principal office of the corporation shall be in Salt Lake County, State of Utah; branch offices or other places of business may be established elsewhere in the State of Utah or without the State of Utah and in the United States or without the United States as the Board of Directors may determine.

ARTICLE VII

       Provisions for the regulations of the internal affairs of the corporation will be contained in By-Laws appropriately by the Board of Directors in accordance with section 16-10-25 of the Utah Code annotated (1953), as amended.

ARTICLE VIII

The address of the registered office of the corporation is 136 East South Temple, Suite 2100, Salt Lake City, Utah; and the name of its registered agent at such address is CT Corporation System.

ARTICLE IX

       The number of directors shall not be less than three nor more than nine, and the directors constituting the initial Board shall be three, and the names and addresses of the persons who are to serve as directors until the first annual meeting of the shareholders or until their successors are elected and shall qualify are:

DARWIN HOLMES	4757 South 1300 East Salt Lake City, Utah
BRYAN RUDD	3450 South 5th East Salt Lake City, Utah
JAMES R. LEACH	General Delivery Huntington, Utah

ARTICLE X

The name and address of each incorporator is:

DARWIN HOLMES	4757 South 1300 East Salt Lake City, Utah
BRYAN RUDD	3450 South 5th East Salt Lake City, Utah
JAMES R. LEACH	General Delivery Huntington, Utah

ARTICLE XI

       As the Board of Directors may from time to time provide in the By-Laws or by resolution, the Corporation may indemnify its officers, directors, agents and other persons to the full extent permitted by the laws of the State of Utah.

ARTICLE XII

       To the maximum extent permitted by the Utah Revised Business Corporation Act, any action which may be taken at any annual or special meeting of shareholders, except for the election of directors, may be taken without a meeting and without prior notice if one or more consents in writing setting forth the action to take, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take th action at a meeting at which all shares entitled to vote thereon were present and voted.